Exhibit 99.9
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Infosys Limited
Regd. Office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2013 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board

(in crore, except share and per equity share data)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Revenues	10,454	10,424	8,852	40,352	33,734
Cost of sales	6,802	6,566	5,199	25,280	19,808
Gross profit	3,652	3,858	3,653	15,072	13,926
Selling and marketing expenses	518	541	452	2,034	1,757
Administrative expenses	672	640	554	2,609	2,390
Operating profit	2,462	2,677	2,647	10,429	9,779
Other income	674	503	652	2,359	1,904
Profit before income taxes	3,136	3,180	3,299	12,788	11,683
Income tax expense	742	811	983	3,367	3,367
Net profit	2,394	2,369	2,316	9,421	8,316
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286
Share premium, retained earnings and other components of equity *	33,175	33,175	27,017	33,175	27,017
Earnings per share (par value 5/- each)
Basic	41.89	41.47	40.54	164.87	145.55
Diluted	41.89	41.47	40.54	164.87	145.54
Total Public Shareholding #
Number of shares	41,12,67,871	42,36,93,242	40,47,81,601	41,12,67,871	40,47,81,601
Percentage of shareholding	71.62	73.78	70.49	71.62	70.49
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04

* Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.

# Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.
The audited consolidated financial statements for the quarter and year ended March 31, 2013 have been taken on record by the Board of Directors at its meeting held on April 12, 2013. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.	On April 11, 2013, the Board of Directors appointed Mr. Leo Puri as Additional Director (Independent) of the Company with immediate effect.

3.	The company listed in NYSE Euronext London and Paris on February 20, 2013.

4.	The company has decided to set aside up to US$100 million to invest in products, platforms and solutions ideas in line with Infosys 3.0 strategy.

5.	Information on dividends for the quarter and year ended March 31, 2013

The Board of Directors recommended a final dividend of 27/- per equity share for the financial year ended March 31, 2013. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company to be held on June 15, 2013. The book closure date for the purpose of Annual General Meeting and payment of the final dividend is June 1, 2013 to June 15, 2013 (both days inclusive).
(in )
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00	15.00
Special dividend - 10 years of Infosys BPO operations	–	–	10.00	–	10.00
Final dividend	27.00	–	22.00	27.00	22.00
Total dividend	27.00	–	32.00	42.00	47.00

6. Other information (Consolidated - Audited)
(in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Staff costs	6,065	5,809	4,787	22,566	18,340
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	490	390	584	1,792	1,807
Income from available-for-sale financial assets/investments	54	87	4	230	27
Miscellaneous income, net	7	14	4	79	18
Gains/(losses) on foreign currency	123	12	60	258	52
Total	674	503	652	2,359	1,904

7. Audited financial results of Infosys Limited (Standalone Information)
(in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Revenues	9,329	9,398	8,183	36,765	31,254
Profit before exceptional items and tax	3,022	3,050	3,111	12,274	11,096
Profit before tax	3,022	3,050	3,689	12,357	11,674
Profit for the period	2,305	2,265	2,759	9,116	8,470

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2013

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend/Annual report related	–	109	109	–

9. Statement of assets and liabilities (IFRS Consolidated Audited)
(in crore)
Particulars	As at
	March 31, 2013	March 31, 2012
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	286	286
Reserves and surplus	39,511	33,175
	39,797	33,461
Minority interests	–	–

Non-current liabilities
Deferred tax liabilities	119	12
Other long-term liabilities	149	109
	268	121
Current liabilities
Trade payables	189	23
Other current liabilities	5,884	4,610
Short-term provisions	213	133
	6,286	4,766
TOTAL - EQUITY AND LIABILITIES	46,351	38,348
ASSETS
Non-current assets
Fixed assets	6,836	5,582
Goodwill on consolidation	1,976	993
Non-current investments	394	12
Deferred tax assets	503	316
Other non-current assets	1,329	1,199
	11,038	8,102
Current assets
Current investments	1,739	377
Trade receivables	7,083	5,882
Cash and cash equivalents	21,832	20,591
Other current assets	4,659	3,396
	35,313	30,246
TOTAL - ASSETS	46,351	38,348

The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the listing agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at March 31, 2013

10. Segment reporting (Consolidated - Audited)
(in crore)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Revenue by industry segment
Financial services and insurance (FSI)	3,550	3,511	3,037	13,680	11,830
Manufacturing (MFG)	2,325	2,265	1,883	8,888	6,933
Energy, utilities, communication and services (ECS)	2,084	2,136	1,902	8,129	7,232
Retail, consumer product group, logistics, life sciences and health care (RCL)	2,495	2,512	2,030	9,655	7,739
Total	10,454	10,424	8,852	40,352	33,734
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	10,454	10,424	8,852	40,352	33,734
Segment profit before tax, depreciation and non-controlling interest:
Financial services and insurance (FSI)	1,050	1,022	1,035	4,139	3,840
Manufacturing (MFG)	503	559	587	2,304	2,076
Energy, utilities, communication and services (ECS)	584	642	604	2,259	2,318
Retail, consumer product group, logistics, life sciences and health care (RCL)	633	748	666	2,860	2,489
Total	2,770	2,971	2,892	11,562	10,723
Less: Other unallocable expenditure	308	294	245	1,133	944
Add: Unallocable other income	674	503	652	2,359	1,904
Profit before tax and non-controlling interest	3,136	3,180	3,299	12,788	11,683

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India April 12, 2013	S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and year ended March 31, 2013, prepared as per International Financial Reporting Standards (IFRS). A summary of the consolidated financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2013	2012	2012	2013	2012
Revenues	1,938	1,911	1,771	7,398	6,994
Cost of sales	1,261	1,203	1,041	4,637	4,118
Gross profit	677	708	730	2,761	2,876
Net profit	444	434	463	1,725	1,716
Earnings per equity share
Basic	0.78	0.76	0.81	3.02	3.00
Diluted	0.78	0.76	0.81	3.02	3.00
Total assets	8,539	7,955	7,537	8,539	7,537
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,341	4,079	4,121	4,341	4,121

Statements in connection with this release may include forward-looking statements within the meaning of U.S. securities laws intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2012, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.